SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 4, 2002

EXTENDICARE INC.
(Translation of registrant’s name into English)

3000 Steeles Avenue East
Markham, Ontario, Canada L3R 9W2
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]                         No   [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

99.1	News Release dated November 25, 2002
99.2	Notice of Intention to Make a Normal Course Issuer Bid
99.3	Form 42 – Report of Take-over Bid, Issuer Bid or Application under Clause 104(2)(c) of The Securities Act (Ss. 203.1(1)(b) of the Regulation) (Ontario)
99.4	Report of a Take-over Bid, Section 189.1.3 of the Regulations of the Securities Act (Québec)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXTENDICARE INC.

Date: December 4, 2002	By:	/s/ MARK W. DURISHAN

Mark W. Durishan
Vice-President, Finance and Chief Financial Officer